     June 22, 2010
     VIA EDGAR AND FACSIMILE ((202) 772-9198)
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549 Mail Stop 4720
Attn: Jeffrey P. Riedler and Laura Crotty
Re:	Dendreon Corporation Form 10-K for the Year Ended December 31, 2009 Filed February 22, 2010 (File No. 000-30681) DEF14A Filed April 23, 2010 (File No. 000-30681)
     Ladies and Gentlemen:
     Reference is made to the letter dated June 14, 2010 from the Securities and Exchange Commission (the “Commission”) in response to the letter dated June 10, 2010 filed by Dendreon Corporation (the “Company”) with the Commission, as regards the comments of the Commission on the Annual Report on Form 10-K for the Year Ended December 31, 2009 (the “Annual Report”) and definitive proxy statement (“DEF14A”) filed by the Company. We have considered these comments and have the responses set forth below. For ease of reference, the Staff’s comments precede each response below.
Schedule 14A filed April 23, 2010
Impact of Company and Individual Performance on Executive Compensation, page 16
1.	We note your disclosure that payment of the annual cash incentive is determined by taking into account both pre-determined corporate and individual goals. While you have disclosed the corporate goals, whether or not those goals were achieved and how the achievement was tied to the level of bonus paid, you have not provided similar disclosure with respect to the individual pre-determined goals. Accordingly, please provide us with sample disclosure for inclusion in your next annual report or proxy statement which sets forth the individual goals for each executive officer. Please confirm that you will disclose the level of achievement of each goal and how such achievement was tied to the amount of bonus paid. To the extent any of the goals are quantifiable, your disclosure regarding such goals and achievement should be quantified.

U.S. Securities and Exchange Commission
June 22, 2010

Response: Individual performance goals for Dendreon’s named executive officers are very closely aligned with the Company’s corporate goals, as the compensation committee and the board of directors believes it is the primary responsibility of the named executive officers to drive achievement of the corporate goals. Accordingly, achievement of the specified corporate goals typically required achievement of the individual goals set for the named executive officers in support of these goals. This has been most critically the case as the Company made significant achievements during 2009 to begin transforming the Company from a development stage, research focused company, to a commercial enterprise. As such, the disclosure of the individual goals set for the named executive officers historically did not provide any additional information of relevance for stockholders. In light of the significant growth of the Company during 2010, the compensation committee is considering the value of individual goals in the context of the corporate goals for named executive officers. We confirm we will provide additional disclosure regarding the performance goals in the compensation discussion and analysis contained in the Company’s Annual Report on Form 10-K for the year ending December 31, 2010 or Definitive Proxy Statement for our 2011 annual meeting of stockholders as applicable.
     Annual Cash Incentives, page 17
2.	We note that, for each Named Executive Officer other than Dr. Gold, there is a 5% increase in target cash incentive for fiscal year 2010, from 40% of base salary to 45% of base salary. Please confirm that, in your next Form 10-K or Definitive Proxy Statement for the fiscal year ended December 31, 2010, you will include disclosure setting forth the reasons for the 40% increase in Dr. Gold’s 2010 target cash incentive from 60% of base salary to 100% of base salary.
     Response: The report delivered by Radford in November 2009 to the compensation committee showed that, compared to the Company’s peer group, total cash compensation for the named executive officers was well below the 60 to 75th percentile target range. The compensation committee deliberated on methods to bring named executive officer total cash compensation for 2010 closer to the target range without requiring significant cash outlay upfront and remaining aligned with the Company’s pay-for-performance philosophy. Adjustments were made to the incentive cash targets for 2010, including increasing the CEO target from 60% of base to 100% of base. Smaller adjustments to incentive cash compensation were sufficient to bring total cash compensation for the other named executives officers closer to the target range. We confirm we will provide disclosure to this effect in the compensation discussion and analysis contained in the Company’s Annual Report on Form 10-K for the year ending December 31, 2010 or Definitive Proxy Statement for our 2011 annual meeting of stockholders as applicable.
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U.S. Securities and Exchange Commission
June 22, 2010

     Please contact me at (206) 829-1506 if you have any further questions regarding this filing. Thank you for your attention to this matter.
Sincerely,
/s/ Richard F. Hamm, Jr.
Richard F. Hamm, Jr.
Senior Vice President, Corporate Development,
General Counsel and Secretary